Exhibit 1

Company Presentation
April/May 2013

This presentation contains "forward-looking statements."
These statements include words like "may," "expects,"
"believes," “plans,” “scheduled," and "intends," and describe opinions about future events. These forward-looking
statements involve known and unknown risks and
uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward Looking Statements

BioLineRx Highlights
• 7 clinical stage assets in variety of indications, 2 in advanced clinical stages
• Broad pre-clinical pipeline - providing multiple opportunities for next generation clinical projects
• Special strategic relationships and access to Israeli technology
• Strong balance sheet - $28 million cash as of March 31, 2013
• Several meaningful value inflection points in 2013 and 2014

OVERVIEW AND BUSINESS MODEL

Identify promising projects
Conduct Feasibility Testing`
Develop through human POC
Partner

Our Business Model
• Strong scientific
 basis
• High chance of
 regulatory approval
• Competitive
 advantage
• Strong IP
• Validate results of
 inventors
• Resolve main
 concerns regarding
 toxicity, CMC, etc.
• Accelerated
 development
 program
• FDA/EMA standards
• Continued clinical
 development
• Regulatory approval
• Commercialization

Chemistry Team
(Organic, Analytical,
Formulation)
Intellectual
Regulatory

Very experienced development team consisting of highly qualified experts in clinical and pre-clinical development

Our Project Infrastructure Support
BD
In-licensing and
Out-licensing
Expert
Project
Managers
Medical and
Clinical Team
Pre-Clinical
Team
Multiple
Projects

Project	Indication
BL-1020	Schizophrenia
BL-1040	Ventricular remodeling post-AMI
BL-5010	Skin lesions
BL-7040	Inflammatory bowel disease (IBD)
BL-8040	AML & other hematological cancers
BL-1021	Neuropathic pain
BL-8020	Hepatitis C (HCV)
BL-7010	Celiac disease
BL-5040	Cachexia
BL-7060/EDP 29	Inflammatory diseases
BL-8030	Hepatitis C (HCV)
BL-9010	Severe allergies/asthma

Pre-Clinical
Phase I
Phase II
Phase III
Out-licensed to Ikaria, Inc. following completion of Phase I/II

Current Pipeline

SELECTED PROGRAMS

BL-1020:
FIRST-IN-CLASS
GABA-ENHANCED
ANTI-PSYCHOTIC FOR
SCHIZOPHRENIA

BL-1020 - Status Update and Next Steps
• Phase II/III CLARITY study interim analysis results were
 announced on March 20
 – Primary and secondary cognition endpoints would not be reached with any reasonable number of patients in CLARITY study
 – Several statistical parameters specified in the statistical analysis plan (SAP)
 indicated positive trends (e.g., social cognition, consistent timing)
• Currently in process of discontinuing CLARITY study
 – Data-cleaning process should be completed by end of May
• Waiting to receive full analysis of un-blinded study data on all study patients
 – Full analysis should be finalized in the next few months
 – At that point Company will make final decision about future of project

BL-1040:
FIRST-IN-CLASS
MYOCARDIAL IMPLANT
FOR PREVENTION OF
VENTRICULAR REMODELING
FOLLOWING AMI

Out-licensed to Ikaria Inc.
and being developed as
Bioabsorbable Cardiac Matrix
(BCM)

BL-1040 Highlights
• Indication: Cardiac remodeling post-AMI
• Mode of Action: Provides support to ischemic tissue during healing
• Status: CE Mark registration trial - conducted by Ikaria Inc.
• Product highlights:
 • Resorbable polymer solution administered via intracoronary injection during standard vessel reopening procedures
 • Deposits in ischemic tissue and forms a “scaffold” that supports the injured tissue during recovery
 • Regulated as a device
• Market Opportunity: > Billion dollar market*

*Based on a customized survey and report prepared for BioLineRx by Defined Health

Successfully treated
with PCI and stents

No sufficiently effective
treatment for myocardial
damage

Current Treatment Methodologies and Unmet
Medical Need
Vessel occlusion
Tissue damage

How Does BL-1040 Work?
Infarct related artery (intra-vascular) injection
Deposition into infarcted tissue
Liquid to gel phase transition upon contact with infarcted tissue
Phase transition at infarct area creates resorbable bioprosthetic scaffold providing mechanical support to damaged cardiac muscle
Resorption occurs within 6 weeks;
dissolved BL-1040 excreted through the kidneys

BL-1040 Prevents Structural Changes
Following AMI
Normal size
left ventricle
Normal LV
wall
Dilated left
ventricle
Thin LV wall
Untreated
BL-1040
Porcine AMI model, day 60

BL-1040 Safe and Well-Tolerated in Phase I/II
Clinical Trial Results
• Clinical program based on extensive
 interaction with FDA (CDRH division)
• Pilot study in Europe - completed January
 2010
 – 27 patients, safety and preliminary efficacy in
 patients with primary MI at high risk for LV
 remodeling
 • 9 sites: 6 in Germany, 3 in Belgium
• Trial results show
 – No treatment related complications, arrhythmias,
 elevations in cardiac enzymes or occlusions
 – Independent Safety Monitoring Board determined
 BL-1040 is safe and that continued clinical
 development appropriate

Ikaria BL-1040 Out-Licensing Transaction
• Ikaria - proven expertise in drug and medical device
 development and singular focus on acute care
• Terms:
 √ $7 million upfront
 √ $10 million first milestone
 – ~$115 million in additional regulatory and developmental milestones
 – ~$150 million in commercial milestones
 – 11-15% sales royalties
 – Territories: Worldwide

BL-1040 Clinical Development Program
• Current development program includes two pivotal trials
 – CE Mark Registration trial for European approval
 – Second pivotal trial for US approval
• Pivotal CE Mark Registration trial currently progressing at full steam
 – Multiple sites currently active in six countries (US, Australia, Canada, Belgium, Israel and
 Spain)
 – Overall design:
 • Placebo controlled
 • 306 patients
 • Six-month follow-up
 – Endpoints:
 • Left ventricular end diastolic volume
 • Anatomic measurement of left ventricular end diastolic volume (echocardiogram)
 • Quality of Life questionnaire
 • Six-minute walk test

BL-1040 Clinical Development Program (cont.)
• Second pivotal trial for US approval in planning stages
 − Final discussions with FDA
 − Overall design:
 • Placebo controlled
 • >1,000 patients
 • 12 month follow-up

BL-5010:
A NOVEL FORMULATION
FOR NON-SURGICAL
REMOVAL OF SKIN
LESIONS, EMBEDDED
WITHIN NEW APPLICATOR
PEN (BL-5010P) - FOR
TOPICAL USE

BL-5010 Highlights
• Positioning: Novel formulation for non surgical removal of variety of skin lesions
• Status: Pilot study completed in benign lesions (60 pts)
• Product Highlights:
 – Single application office-based treatment
 – State-of-the-art applicator developed for streamlined application
 – Pilot study completed successfully
 – 96.7% complete lesion removal
 – 94% reported good to excellent cosmetic outcomes
 – Medical device classification in EU
 – Short time to market

Treatment Profile Comparison
	BL-5010	Cryotherapy	Laser	Electro- Desiccation	Surgery	PDT
Speed of treatment	Quick	Very Quick	Medium	Slow	Slow	Slow
Efficacy	Very high	High	High	Very high	Very High	High
Pain	Minimal	Moderately Painful	Mod. Painful	Mod. Painful	Painful	Yes
Scarring	Minimal	Hypopigmentation	None	Some	Significant	None
Application in sensitive areas	Yes	No	Yes	No	Yes	Yes
Applicable for large lesions	Discrete lesions	No	No	No	Yes	Yes
Histology compatible	Yes	No	No	No	Yes	No
Set-up time	Quick	Quick	Significant	Lengthy	Lengthy	Lengthy
Cost	Low	Very Low	High	Medium	Medium	High

BL-5010 Phase I/II Clinical Trial Overview
• Open-label, single-arm, safety and efficacy study
• 60 patients with seborrheic keratosis investigated for BL-5010 single application safety and efficacy
• Patients treated and followed-up for 6 months
• Conducted in Germany and Holland
• Endpoints:
 – Safety, efficacy (complete removal of lesion), cosmetic outcome
 – Feasibility of histological analysis

BL-5010 Phase I/II Clinical Trial Results
• Safety
 – BL-5010 has a good safety profile - no persistent irreversible adverse effects were observed at treated site
• Efficacy
 – Lesion removal - lesions fell off by Day 30 in >96% of patients
 – Cosmetic outcome
 – 94.6% of investigator-assessed cosmetic outcomes and 84% of patient-assessed cosmetic outcomes were good or excellent 180 days following treatment
 – Demonstrated feasibility for BL-5010’s ability to preserve lesion structure for subsequent histological diagnosis

Screening
Day 30
Day 1 - post
Day 90
Day 14
Day 180

Representative Before and After Pictures

BL-5010P - A Novel Applicator Pen for Topical Use

• Distribution accuracy on target tissue
• Volume consistency
• Single patient use with potential to treat multiple lesions
• Allows application of pressure
• Ready for use
• Easy to use
• Hand-held device
• Aesthetic and ergonomic design
• Straightforward and low cost manufacturing
• Patentability of the applicator
• Disposable

BL-5010: Summary and Current Status

• BL-5010 designated as a medical device in Europe
• Pilot safety and efficacy study successfully completed in
 seborrheic keratosis patients
• Pivotal CE Mark Registration study to commence in H213
 – Bridging study of BL-5010 pen-like applicator in seborrheic keratosis
 – Pivotal study results are expected mid-2014
• Additional clinical study to commence in Q114
 – Clinical trial using BL-5010 pen-like applicator in actinic keratosis
 – Study results are expected late 2014 / early 2015

BL-7040:
ORALLY AVAILABLE
TLR-9 AGONIST FOR
TREATMENT OF
INFLAMMATORY
BOWEL DISEASE

BL-7040 Highlights
• Indication: Inflammatory bowel disease (IBD)
• Mode of Action: Toll-Like Receptor 9 (TLR-9) modulator/agonist
• Status: Phase IIa proof-of-concept study completed
• Product Highlights:
 – Orally available synthetic oligodeoxynucleotide (2nd generation)
 – Oligo sequence was chemically modified (2’OMe) to increase stability
 – Efficacy demonstrated in animal models of IBD - comparable to dexamethasone
 – Efficacy, safety and tolerability demonstrated in clinical trials
• Market opportunity: ~$8 billion in 2012 (Datamonitor)

IBD Overview
• A group of inflammatory conditions of the colon and small
 intestine
• Two major types:
 – Ulcerative colitis (UC): limited to the colon
 – Crohn’s disease (CD): involves multiple segments of the gastrointestinal tract
• Common end pathway for both types consists of inflammation of the intestinal tract mucosal lining
• Causes ulceration, edema, bleeding, fluid and electrolyte loss
• ~2.6 million people affected by IBD (1.7M UC; 0.9M Crohn’s)
 across seven major markets in 2011 (Datamonitor)
 – Expected to reach 2.9 million by 2019

BL-7040 24h/48h Post Colitis Induction
Wallach Score
10
8
6
4
2
0
-2
24h Post
48h Post
Saline
Dex [100mcg/kg]
BL-7040 [25mcg/kg]
BL-7040 [50mcg/kg]

Intestinal explants
IL-6
IL-1β
μg/ml
200
160
120
80
40
0
NT
LPS

BL-7040 Pre-Clinical Efficacy Data
• BL-7040 significantly reduced colitis
 severity in levels comparable to
 Dexamethasone in -vivo
• BL-7040 reduced LPS induced cytokine
 secretion in intestinal explants

BL-7040
BL-7040
+ LPS
Study design:
1.Colitis induced in Balb/c mice using TNBS
2.Mice were administered BL-7040 orally for 7
days, starting 24h or 48h post colitis induction
3.Disease severity and anti-inflammatory
effects were assessed using the Wallach score
and IL secretion profile
BL-7040 is as Effective as Dexamethasone in Treating Established IBD

Response Rates in Representative Studies
of Moderate to Severe UC

Budesonide MMX (corticosteroid)/Mesalamine (5-ASA) - oral
• Clinical response (8-week treatment): 25% (placebo) versus ~33%% study drug
• Mucosal Healing (8-week treatment): 33% (placebo) versus ~40% study drug
Adalimumab (Humira)* - subcutaneously anti-TNF
• Clinical response (8-week treatment): 35% (placebo) versus 50% study drug
• Mucosal Healing (8-week treatment): 32% (placebo) versus 41% study drug
Golimumab (Simponi) - subcutaneously anti-TNF
• Clinical response (6-week treatment): 30% (placebo) versus 52% study drug
• Mucosal Healing (6-week treatment): 29% (placebo) versus 43% study drug
Infliximab (Remicade) - intravenously anti-TNF
• Clinical response (8-week treatment): 29-37% (placebo) versus 64-69% study drug
• Mucosal Healing (8-week treatment): 30-34% (placebo) versus 60-62% study drug
* In open-label Phase IIa trial of 20 UC patients, study drug showed clinical response rate of ~25%

BL-7040 Phase IIa Study Design

• General
 – Open-label study to evaluate efficacy, pharmacodynamics, safety and tolerability
 – Up to 30 patients with moderately active ulcerative colitis
• Recruitment and Treatment
 – 22 patients enrolled in the study
 – 6 patients discontinued and were not included in the statistical analysis.
 – Statistical analysis was performed on the 16 patients that completed 5 weeks of treatment (last day of treatment measurements were compared to baseline)

Number of patients
12
10
8
6
4
2
0
8
9
12
Met Primary
2 points
1 point

9
8
7
6
5
4
3
2
1
0
4
25%
9
56%
at least 2-point reduction in RB
at least 1-point reduction in RB

Main Endpoints of Study

Met Primary - at least a 3-point decrease and 30%
reduction from baseline in Mayo score, plus a ≥ 1-point
decrease in rectal bleeding sub-score or an absolute
rectal bleeding sub-score of ≤ 1
2-point reduction - at least a 2-point decrease from
baseline in Mayo score
1-point reduction - at least a 1-point decrease from
baseline in Mayo score
50%
56%
75%
Primary Endpoint - Mayo Score
(end of treatment)
Change in Rectal Bleeding
(RB) from Baseline
* Note - 6 of these 9 patients (67%) demonstrated complete
remission in rectal bleeding
*

Summary of BL-7040 Phase IIa Results
• Efficacy
 – Primary clinical endpoint in study - reduction in Mayo score between baseline and completion of treatment - was achieved.
 • 50% of patients (8 patients) met primary endpoint; remaining 8 patients demonstrated stable clinical condition or minor improvement.
 • 56% of patients (9 patients) demonstrated decreases of at least 1 point in the rectal-
 bleeding sub-score; 69% (11 patients) had rectal-bleeding sub-scores of ≤1
 • In 6 of the 11 patients, no rectal bleeding was seen at all
 – 50% of patients completing study treatment also met certain secondary endpoints, such as partial Mayo score reduction and mucosal healing
• Safety
 – BL-7040 was highly safe and well tolerated by the study participants

BL-8040:
BEST-IN-CLASS CXCR4
ANTAGONIST FOR
TREATMENT OF
HEMATOLOGICAL
CANCERS

BL-8040 Highlights
• Indications: AML & other hematological cancers
• Mode of Action: CXCR4 antagonism
 – CXCR4 over-expressed in >70% of tumors, and correlates with disease severity.
• Status: Phase II development
• Product Highlights:
 – Peptide
 – Activity against various cancer types has been demonstrated in broad range of in vitro and in vivo studies
 • Induction of apoptosis in cancer cells
 • Sensitization of cancer cells to chemo- and bio-based anti-cancer therapy
 • Mobilization of stem cells from bone marrow
 – Safety profile and mobilization activity demonstrated in Phase I/II study in myeloma patients

Mobilization of Neutrophils
(0.9mg/kg in human)
(0.24mg/kg in human)
Number of Neutrophils
16000
12000
8000
4000
0
0
2 hr
4 hr
8 hr
24 hr

Progenitors in the blood
(0.9mg/kg in human)
(0.24mg/kg in human)
Progenitors per 1 ml blood
1800
1600
1400
1200
1000
800
600
400
200
0
0
2 hr
4 hr
8 hr
24 hr

mCXCL12 ng/ml
7
6
5
4
3
2
1
0
Control
2 hr
4 hr
8 hr
24 hr

BL-8040 Mobilization Compared with Mozobil

• BL-8040 affords superior mobilization of neutrophils and progenitor cells
• Mobilization superiority correlates with CXCL12 levels in the blood
Time post BL-8040/Mozobil injection
BL-8040 12 mg/kg
Mozobil 3.2 mg/kg
Time post BL-8040/Mozobil injection
BL-8040 12mg/kg
Mozobil 3.2mg/kg
CXCL12 serum levels
Time post BL-8040/Mozobil injection
BL-8040 0.11
BL-8040 0.167
BL-8040 0.22
Mozobil 0.11
Mozobil 0.167
Mozobil 0.22

NB4
HL60
Viable cells
(% of control)
120
100
80
60
40
20
0
-
0.4
4
8
20
40
BL-8040 (μM)
NB4
HL60
120
100
80
60
40
20
0
-
0.4
4
8
20
40
Mozobil (μM)

MM P1
MM P2
AML P1
AML P2
Viable cells
(% of control)
120
100
80
60
40
20
0
-
4
8
20
40
BL-8040 (μM)
MM P1
MM P2
AML P1
AML P2
120
100
80
60
40
20
0
-
4
8
20
40
Mozobil (μM)

39

• BL-8040, in contrast to Mozobil, exerts potent cytotoxicity against human leukemia and myeloma cells in-vitro in a dose-dependent manner
BL-8040 Anti-Cancer Activity Compared with Mozobil

I
Tumor size (cm²)
2.4
2
1.6
1.2
0.8
0.4
0
Ctrl
BL-8040 200
0
4
8
12
16
20
24
28
Time (days)
II
weight (g)
2.4
2
1.6
1.2
0.8
0.4
0
**
ctrl
BL-8040
III
DAPI
TUNEL
Ctrl
BL-8040
x200

40

BL-8040 Inhibits Tumor Growth in Mouse
Xenograft Leukemia (NB4) Model

Upcoming BL-8040 Phase II Study in AML

• Study summary
 – Multicenter, open-label study, carried out at multiple centers in US and Israel
 – Adult subjects (aged 18-70) with relapsed or refractory AML
• Study design
 – Up to 50 patients
 – Dose escalation phase - up to 5 escalating doses (0.5-1.5 mg/kg)
 – Expansion phase of safe, efficacious dose group
• Treatment protocol
 – 2 days of BL-8040 mono-therapy
 – 5 days of BL-8040 + Cytarabine 1.5-3g/m2 (ARA-C)
• Endpoints
 – Safety and tolerability
 – Efficacy
 • Rate and magnitude of response
 • Proportion of AML blasts in peripheral blood and bone marrow
 • Leukemic cell apoptosis in peripheral blood and bone marrow

BL-8040 AML Study Design

• Study expected to initiate in Q2 2013
 − Regulatory approval in US already received
• Partial safety, tolerability and efficacy results expected by end of 2013
• Full results expected in 2014
Screening
BL-8040
BL-8040 + Chemotherapy
Evaluation of response
  1 2 3 4 5 6 7 ------------------------------------------------------------ 30
Day:
BM biopsy:
BM biopsy

BL-8020:
ORAL, SYNERGISTIC
TREATMENT FOR
HCV

BL-8020 Highlights
• Mode of Action: Inhibition of HCV-induced autophagy
• Status: Phase I/II
• Product highlights:
 – Unique mechanism of action - inhibition of HCV-induced autophagy, a process essential for viral replication
 – Has demonstrated synergy with various other anti-HCV agents of different types
 – Targets host and is therefore pan-genotypic
 – Notable safety and efficacy - combination of HCQ & RBV; therefore, long-term safety has already been demonstrated in humans
 – Estimated market positioning - will potentially replace RBV, both in current regimens and in future anti-HCV treatments

Pre-Clinical Data
• In-vitro studies demonstrated synergistic effect with a number of HCV therapies
• Ex-vivo analysis
 – Uninfected human liver slices were infected with HCV and cultured up to 10 days
 – At day 4 post-infection, liver slices were treated for 6 days with HCQ at different concentrations, with and without RBV
 – Antiviral activity of HCQ showed time and dose-dependent inhibitory effects on
 HCV replication

Treatment
Viral titer (ffu/mL/mg tissue)
140000
120000
100000
80000
60000
40000
20000
0
0
2
4
6
8
10
Days post-infection
Con1 CTRL untreated
HCQ 0.01μM
HCQ 0.1μM
HCQ 1μM
HCQ 5μM
HCQ10μM
HCQ 20μM
HCQ 50μM
Viral titer (ffu/mL/mg tissue)
Days post-infection
Con1 CTRL
RBV 1 μM
RBV 10μM
RBV 20μM
RBV 50μM

Ex-Vivo Results

HCQ
RBV
The antiviral activity of HCQ showed time and dose-dependent inhibitory effects on HCV replication

Viral titer (ffu/mL/mg tissue)
140000
120000
100000
80000
60000
40000
20000
0
0
2
4
6
8
10
Days post-infection
Con1 CTRL
HCQ 0.1 μM + RBV 1μM
HCQ 1μM + RBV 1μM
HCQ 2.5μM + RBV 1μM
HCQ 5μM + RBV 1μM
RBV 1 μM

Viral titer(ffu/mL/mgtissue)
140000
120000
100000
80000
60000
40000
20000
0
0
2
4
6
8
10
Days post-infection
Con1 CTRL
HCQ 0.1 μM + RBV 10μM
HCQ 1μM + RBV 10μM
HCQ 2.5μM + RBV 10μM
HCQ 5μM + RBV 10μM
RBV 10μM

Viral titer (ffu/mL/mg tissue)
140000
120000
100000
80000
60000
40000
20000
0
0
2
4
6
8
10
Days post-infection
Con1 CTRL
HCQ 0.1 μM + RBV 20μM
HCQ 1μM + RBV 20μM
HCQ 2.5μM + RBV 20μM
HCQ 5μM + RBV 20μM
RBV 20μM

Viral titer (ffu/mL/mg tissue)
140000
120000
100000
80000
60000
40000
20000
0
0
2
4
6
8
10
Days post-infection
Treatment
Con1 CTRL
RBV 50μM
HCQ 0.1μM+RBV 50μM
HCQ 1μMM+RBV 50μM
HCQ 2.5μM+RBV 50μM
HCQ 5μ+RBV 50μM

HCQ and Ribavirin - Synergetic Effect

HCQ+RBV 1µM
HCQ+RBV 10µM
HCQ+RBV 20µM
HCQ+RBV 50µM

• Open-label study to evaluate efficacy, safety and tolerability of ribavirin mono-
 therapy, followed by a combined treatment with Ribavirin and HCQ
• Study conducted at two leading sites in France
 – Regulatory approval received in March 2013; FPI announced in April 2013
• Study population to include non-responders (null or partial ) or relapsed patients
• Partial results expected Q413; full results H114
Period 1
 Ribavirin
(weight based dosage, BID)
Period 2
Ribavirin (Weight based, BID) + 575mg HCQ (QD)
Secondary
endpoint
Primary
endpoint
Screening
Week 8*
Week 24*
Study Design:
BL-8020: Upcoming Phase I/II Clinical Trial

Week 20*
* Viral load reduction testing performed

CORPORATE

Financial Summary

• Available cash as of March 31, 2013 - ~$28 million
 − Annual burn rate between $12-14 million
 − Cash expected to last into 2015
• Number of employees - 43
 • Capital structure (on basis of ADSs)
 − 22.3 million outstanding - basic capital
 − 27.8 million outstanding - fully diluted capital (incl. warrants and stock options)
• Shareholder profile:
 − Public - 67%
 − Orbimed - 12%
 − Pan Atlantic Investment Fund - 10%
 − Teva Pharmaceuticals - 5%
 − Ayer Capital Partners - 5%
 − Other - 1%

Analyst Coverage

 BioLineRx Ltd. is followed by the analysts listed below:
 Please note that any opinions, estimates or forecasts regarding BioLineRx Ltd.'s performance made by these analysts are theirs alone and do not represent opinions, forecasts or predictions of BioLineRx Ltd. or its management. BioLineRx Ltd. does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.
Analyst	Firm
Raghuram Selvaraju	Aegis Capital Corp.
Steven Tepper	Harel Finance
Robert Hazlett	Roth Capital Partners, LLC

BL-7040 phase II POC study results
BL-8020 phase I/II initiation
BL-8040 phase II initiation
BL-5010 pivotal study initiation
BL-7010 pilot study initiation
BL-8020 partial results
BL-8040 partial results
BL-8020 topline results
BL-5010 topline results
BL-1040 CE mark study results
BL-7010 topline results
BL-7010 pivotal study initiation
BL-8040 topline results

2013-14 Anticipated Clinical Milestones

2013
2014